

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 17, 2009

Mr. John Fallini
Chief Financial Officer
Altair Nanotechnologies Inc.
204 Edison Way
Reno, NV 89502

> RE: **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **Schedule 14A filed on April 16, 2009**
> **File No. 1-12497**

Dear Mr. Fallini:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1 - Business, page 1

1. We note your risk factor entitled "We depend upon several sole-source third-party suppliers" on page 24 of the latest 10-Q report, but your Form 10-K omits a discussion of raw materials. In addition, the description of your business which is subject to renegotiation of profits or termination of contract at the election of government appears limited. Please expand your disclosure related to information contained in subparagraphs (c)(1)(iii) and (ix) of Item 101 of Regulation S-K, to the extent that such information is material to understanding your business. Also,

please consider adding appropriate risk factor disclosure related to these two matters in your future annual reports.

2. We note that in your "Targets and Results for 2008" disclosure on page 16 of your definitive proxy, incorporated by reference in your annual report, you refer to "order backlog" as a component of the corporate financial targets to be achieved by the named executive officers. To the extent material to understanding your business, please include in your business section disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

Competition, page 7

3. We note that your competition disclosure on pages 7, 10 and 13 focuses on competing technologies and factors that differentiate your products. In order to help investors better ascertain the risks imposed by your competitors, and in light of the recent shift in your business strategy of focusing mostly on the Energy and Power Group of products, please revise your disclosure here to better define (i) the competitive conditions in the markets in which you compete, (ii) to the extent possible, your competitive position, and (iii) the principal methods of competition, all in accordance with Item 101(c)(1)(x) of Regulation S-K.

Other Nanomaterials Research, page 15

4. It does not appear that you have filed as an exhibit the agreement with the EPA. Please explain, or otherwise file the agreement with your next periodic report.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies and Estimates, page 37

5. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, please consider addressing the following in future filings:
   - Please provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - Please disclose how the assumptions and methodologies used for valuing long-lived assets in the current year have changed since the prior year highlighting the impact of any changes.

   Please show us in your supplemental response what the revisions will look like.

Liquidity and Capital Resources, page 35

6. Please enhance your liquidity section in future filings to discuss the material changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions will look like.

7. In future filings, please provide a comprehensive discussion of your liquidity given your recurring losses and use of cash in operations and ensure you clearly disclose any known and anticipated trends, demands, commitments, events or uncertainties that are reasonably likely to materially increase or decrease liquidity. In addition, please expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. Please show us in your supplemental response what the revisions will look like.

8. You disclose on page 35 that you have a single note payable that does not contain any restrictive covenants with respect to the issuance of additional debt or equity securities. It is unclear if you are subject to any material financial covenants related to your note payable. In future filings, please disclose here or elsewhere in the filing the specific terms of any material financial covenants in your debt agreements. Please also disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date for any material covenants. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. Please show us in your supplemental response what the revisions will look like. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

9. Your disclosures indicate a significant decrease of your available cash and short-term investments, which continued into the first quarter of 2009. Please enhance your disclosures to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.

10. While you disclose that you expect to have adequate funds to support your operations "through the end of 2009", you also disclose that you have financed your operations through issuance of equity and debt securities and that currently

you have no commitments for future financings. Further, as disclosed in your most recent quarterly report, revenue from product sales has been on the decline and that the margins on your research and service contracts are low, or at times negative.

- When there are significant changes in the sources and uses of cash, such as the decrease in cash flow from operations, please describe how you determined that the sources will continue to be sufficient to meet your needs. Include in your discussion the material trends or uncertainties related to cash flow, capital resources, capital requirements or liquidity. See Section IV of SEC Interpretive Release No. 33-8350.

- Given the recent shift in the company's business focus, with a concentration on the Power and Energy Group and away from the Performance Materials and Life Sciences Groups (as reflected in your most recent Form 10-Q for the period ended March 31, 2009), please ensure that your liquidity discussion also addresses the impact that the new business strategy will have on your sources and uses of cash, by providing among other things, a detailed analysis of the material factors underlying management's decision regarding this change in strategy.

Please address this comment in future MD&A disclosure.

Results of Operations, page 39

11. Please enhance your disclosure in future filings to also discuss the business reasons for the changes between periods in revenues and loss from operations of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us in your supplemental response what the revisions will look like. See Item 303(a)(3) of Regulation S-K.

Item 9A – Controls and Procedures, page 43

12. We note your disclosure that your certifying officers concluded that your disclosure controls and procedures were effective "in ensuring that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods required by governing rules and forms." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically,

the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective. Please also address this comment in your future quarterly reports.

Item 15 – Exhibits, Financial Statement Schedules and Reports on Form 8-K, page 45

13. You disclose that all schedules have been omitted because they are not applicable. Please tell us where you have provided the disclosures required by Schedule II related to your allowance for doubtful accounts or revise your disclosure in future filings accordingly. Presenting only the allowance as of each balance sheet date related to accounts receivable would not appear to meet this requirement, as the activity between periods in the allowance account would not have been disclosed. Please note these disclosures are required for all periods presented.

14. We note that the confidential treatment for Exhibits 10.37 and 10.38, respectively, has expired or is about to expire. Please ensure that you file the unredacted version of these two exhibits in your future filings.

15. It appears that you have not filed all of the exhibits to the Installment Note dated August 8, 2002 (Exhibit 10.6). Please advise.

Item 8 – Financial Statements and Supplementary Data

Note 4 – Fair Value Measurements, page F-15

16. Please help us understand how you have met the disclosure requirements set forth in paragraphs 32(c) and (d) of SFAS 157 regarding the fair value measurements using significant unobservable inputs. Please revise in future filings or advise. Please show us in your supplemental response what the revisions will look like.

Note 6 – Property, Plant and Equipment, page F-17

17. You have disclosed here and on the face of the balance sheet that you have property, plant and equipment not used in operations as of December 31, 2008. Please enhance your disclosure in future filings to clearly discuss what this relates to and when you anticipate using or disposing of the property, plant and equipment. Please also disclose whether or not you continue to depreciate these

assets and, if not, why not. Also, address how you determined that this property, plant and equipment was not impaired despite the fact that you are not using it.

Note 18 – Business Segment Information, page F-28

18. Please disclose in future filings the types of amounts included in the corporate assets line items for each period presented, and disclose why these amounts were not allocated to your reportable segments. In addition, please discuss in your segment MD&A in future filings the business reasons for the changes between periods in the corporate expenses line item. Please show us in your supplemental response what the revisions will look like.

19. Please disclose in future filings the amount of assets that are attributed to the United States, as well as attributed to all foreign countries in total. See paragraph 38 of SFAS 131.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

General

20. Please address the above comments in your interim filings as well, as applicable.

21. Please help us understand how you have met the disclosure requirements set forth in paragraph 38(c) of ARB 51, as amended by SFAS 160. Paragraph 5(d) of SFAS 160 requires this disclosure for each reporting period. Refer also to Rule 3-04 of Regulation S-X. Please advise or revise in future filings accordingly. Please show us in your supplemental response what the revisions will look like.

22. It appears that the focus of your business will shift to the Power and Energy Group and that you will no longer pursue any "significant development" in the Performance Materials Group and Life Sciences Group (we note your disclosure at the bottom of page 14). This shift in strategy, however, contradicts with your description of your primary business as "developing and commercializing nanomaterial and titanium dioxide pigment technologies" (see second paragraph of the Overview discussion on page of the MD&A disclosure), activities which appear to fall within the Performance Materials Group. In addition, the majority of the revenues for the period ended March 31, 2009 appears to have been derived from "commercial collaborations" even though it is unclear whether in your income statement these commercial collaborations are reported under the revenues for the Power and Energy Group, the Performance Materials Group or the Life Sciences Group.
   - In future filings, please revise your business disclosure to properly characterize your business operations. Please ensure that your disclosure

provides a rational correlation between your business activities and the revenues generated from these activities.

- Considering that for the past three fiscal years (including the most recent quarter ended March 31, 2009), a substantial portion of your revenues has been derived from contract research services (as high as 87% for the fiscal year ended December 31, 2008), and revenue from sale of your products has continued to be on decline despite your commercialization efforts and objectives, please explain with a view toward future disclosure why management considered a shift in strategy with a focus solely on the Power and Energy Group to be in the best interest of the shareholders. Please ensure to include in your response an explanation of how you have reported the revenues from the services contracts (i.e. which reporting segment) to better articulate the reasons for the shift in the company's strategy.

Condensed Consolidated Statements of Stockholders' Equity and Comprehensive Loss, page 4

23. Please revise your presentation to separately disclose on the face of this financial statement comprehensive income attributable to Altair Nanotechnologies, Inc. and comprehensive income attributable to noncontrolling interests. See paragraphs 38(a), A5, B65 and B66 of ARB 51, as amended by SFAS 160.

Condensed Consolidated Statements of Cash Flows, page 5

24. Please begin with net loss instead of net loss attributable to Altair Nanotechnologies, Inc. when reconciling to net cash used in operating activities in future filings. See paragraphs 28 and 29 of SFAS 95.

Note 2 – Summary of Significant Accounting Policies, page 7

25. Given your disclosure here that the collateral was reduced to $1,000 to maintain an open credit line for anticipated future transactions, please tell us and revise your disclosure in future filings to explain why you have presented on the face of your balance sheet restricted cash in the amount of $450,000 instead of $1,000.

Note 9 – Business Segment Information, page 14

26. You previously disclosed in your Form 10-K that you had three reportable segments: Performance Materials, Power and Energy Group and Life Sciences. It appears that each of these three groups represent a separate operating segment as defined in paragraph 10 of SFAS 131. Please provide us with more information regarding your conclusion that you now have two reportable segments. If you satisfy the criteria discussed in paragraph 17 of SFAS 131 for

aggregation of your operating segments into two reportable segments, please
provide us with an analysis supporting this conclusion. Your analysis should
compare the economic characteristics of your aggregated operating segments,
including margins. Please also refer to Questions 7 and 8 of the FASB Staff
Implementation Guide for SFAS 131.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON APRIL 16, 2009

Directors, page 7

27. It appears that Mr. Bengtson's last employment (which ended in October 2006)
was with Radica USA Ltd. Please complete Mr. Bengtson's business experience
for the most recent five years, and to the extent that he is self-employed or retired,
so disclose. Please see Item 401(e) of Regulation S-K.

Compensation, Nominating and Governance Committee Interlocks and Insider
Participation, page 13

28. We note your disclosure at the end of the paragraph regarding the factors upon
which the board determined the independence of Mr. Al Yousuf as a member of
the board, as well as your statement under "Compensation, Nominating and
Governance Committee" that each member of the committee is independent under
the NASDAQ's listing standards. Please clarify supplementally and in future
filings whether you are applying a different standard to Mr. Yousuf, or whether
your disclosure is intended to explain why he remains independent under the
NASDAQ listing standards despite his transactions with the company.

Compensation Discussion and Analysis, page 13
Mix of Compensation, page 15

Annual Incentive Bonus, page 16

29. In future filings please provide a quantitative discussion of the terms of the
necessary performance targets to be achieved in order for your named executive
officers to earn an annual incentive bonus (i.e., total revenue goal, cash balance
target, order backlog and safety OSHA incidence rate). Include in your
discussion a description of the formula used for purposes of determining the
potential bonus amount, how the compensation committee calculated the
company performance goals and how it measured these goals against actual
performance to determine whether or not to pay an annual incentive bonus.

Long-Term Equity-Based Incentives, page 17

30. Please explain, with a view toward disclosure in future filings, whether, other than
the retention grants, any other long-term equity-based awards were made to the
named executive officers during fiscal year 2008. In this regard, we note that the
Grant of Plan-Based Awards table contains awards under Estimated Future
Payouts under Equity Incentive Plan Awards that the amounts in this column
reflect bonus amounts based on the 2008 annual incentive bonus plan; however
your discussion of the bonus plan states that no named executive officer was
entitled to a bonus for 2008. Since these awards are distinguished from the
retention grants in the table (column j and footnote (2)), it is unclear what the
basis for these awards is, unless they are other long – term equity based incentives
that are not discussed in this section.

Retention Grants, page 17

31. Please disclose in more detail the factors taken in consideration by the
compensation committee in determining the number of stock options granted to
each named executive officer as retention awards. Your discussion should provide
a comprehensive analysis of the substance of the compensation committee's
decision.

32. There appear to be several inconsistencies between the disclosure in this section
and the numbers of shares and vesting schedule for the retention grants as
reflected in the Grant of Plan – Based Awards Table. For example, it is not clear
where Mr. Copeland's options to acquire 275,000 shares appear in the table, or
the options for the full 500,000 shares granted to the other named executive
officers who are still employed by the company. Also, it is not clear whether the
options vest 25% annually or 33% annually. Please explain supplementally, and
include disclosure that reconciles the relevant amounts future filings.

Compensation Adjustment, page 18

33. We note your disclosure about compensation committee's authority to increase or
decrease executive compensation. In accordance with Item 402(b)(2)(vi) of
Regulation S-K please expand your disclosure to identify, among other things,
any particular exercise of discretion in adjusting executive pay.

Termination and Change-of-Control Agreements, page 18

34. Please confirm that termination of any of the named executive officers'
employment, other than for cause, would not result in an acceleration of vesting
of any unvested options held by these executives. Otherwise, please include

appropriate disclosure related to the acceleration of vesting of option grants in connection with the various terminating events.

<u>Compensation of Directors, page 27</u>

35. We note your tabular and footnote disclosure about the stock grants and option awards granted to the company's directors; however, it remains unclear whether any equity grants were made to the directors in 2008 and how the actual amount of the stock award or the option award, as the case may be, was determined for each director. Please explain the compensation committee's policy regarding grants of equity awards to non-employee directors.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief